The First National Bank of Chicago
Mail Suite
One First National Plaza
Chicago, Illinois 60670
Telephone: (312) 732-4000



                                       July 24, 1995



Mr. Steven P. Cloward
c/o Big O Tires, Inc.
11755 East Peakview Avenue
Englewood, Colorado  80111

Gentlemen/Ladies:

     The First National Bank of Chicago ("First Chicago") understands that you, certain other members of management of Big O Tires, Inc. (the "Company") and the Company's Employee Stock Ownership Plan (collectively, "Borrower's Shareholders") have created an acquisition corporation named BOTI Acquisition Corp. ("Borrower"), and Borrower will seek to enter a merger agreement ("Merger Agreement") with Company whereby Borrower will merge (the "Merger") into Company and Company will be the surviving corporation (the "Acquisition"). You have requested senior facilities (the "Facilities") in the aggregate principal amount of $40 million (the "Aggregate Commitment"). First Chicago is pleased to confirm its commitment to Borrower for the entire amount of the Facilities on the terms and conditions set forth in the term sheet attached hereto ("Term Sheet") and subject to the conditions set forth in this Commitment Letter.
First Chicago intends, and reserves the right, to syndicate the Facilities to a group of lenders (collectively, including First Chicago, the "Lenders") selected by it.

          First Chicago understands that Borrower will be capitalized with: (i) the Facilities; (ii) an equity contribution, effected in a manner acceptable to First Chicago, of substantially all of the shares of common stock of Company which Borrower's Shareholders own, and $10 million cash (collectively, "Equity"); (iii) at least $10 million of new privately placed senior debt ("Privately Placed Senior Debt"); (iv) $10 million of new senior subordinated debt described below ("New Subordinated Debt"); and, after the Acquisition, (v) Company's approximately $3.2 million of existing subordinated debt ("Existing Subordinated Debt") and Company's approximately $1.8 million of other existing debt.

          The terms and conditions of the Merger Agreement (including without limitation the total consideration to be paid and the form thereof) shall be acceptable to the Lenders. The definitive structure of the Acquisition has not been determined and must be satisfactory to the Lenders. The terms and conditions of the Privately Placed Senior Debt, including without limitation, those pertaining to default, amortization, interest rate, covenants and defaults, and the entity or entities which issue the debt, shall be in form and substance acceptable to the Lenders. The terms and conditions of the New and Existing Subordinated Debt (collectively, "Subordinated Debt"), including without limitation, those pertaining to subordination, default, standstill, sinking fund, amortization, interest rate, covenants and defaults, the entity or entities which issue or are otherwise liable for the Subordinated Debt, shall be in form and substance acceptable to the Lenders. Accordingly, certain terms of the Existing Subordinated Debt shall be amended. Without limiting the foregoing, all covenants and defaults contained in the Subordinated Debt indenture shall be less restrictive than those contained in the Loan Documents; the Subordinated Debt shall be unsecured; there shall be no mandatory prepayments or redemptions of any type; none of the New Subordinated Debt shall mature until at least one year after all of the Senior Facilities have matured (but the Existing Subordinated Debt held by Kelly-Springfield may mature according to the amortization schedule described in the Borrower's business plan, dated June 26, 1995); and there shall be no substantial limitation on the sale of assets.

     First Chicago has reviewed certain historical and pro forma financial statements of Company, received in February, 1995, and entitled "Confidential Memorandum, Big O Tires, Inc. $50,000,000 Acquisition Financing", delivered by KPMG Peat Marwick LLP, and certain financial information First Chicago has about Company from First Chicago's existing credit relationship with the Company. First Chicago's commitment is subject to its continuing satisfaction therewith and its satisfaction of such other due diligence investigation as may be necessary for First Chicago's credit evaluation. In the event that First Chicago's continuing review of the Borrower and its subsidiaries discloses information relating to conditions or events not previously disclosed to First Chicago or relating to new information or additional developments concerning conditions or events previously disclosed which may have a material adverse effect on the condition, assets, properties, business or prospects of the Borrower and its subsidiaries, or any such conditions set forth in such definitive documentation are not satisfied, First Chicago may, in its sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or decline to participate in the proposed financing.

     Borrower agrees to (i) reimburse First Chicago for all out-of-pocket expenses (including the fees of outside counsel and time charges for inside counsel) incurred in connection with this Commitment Letter, the transactions contemplated thereby and First Chicago's on-going due diligence therewith, including without limitation travel expenses and costs incurred in connection with the preparation, negotiation, execution, administration, syndication, and enforcement of any document relating to this transaction and its role hereunder,
(ii) indemnify and hold harmless the Lenders and their respective officers, employees, agents and directors (collectively, including the Lenders, the "Indemnified Persons") against any and all losses, claims, damages, or liabilities of every kind whatsoever to which the Indemnified Persons may become subject in connection in any way with the transaction which is the subject of this Commitment Letter, including without limitation expenses incurred in connection with investigating or defending against any liability or action whether or not a party thereto, except to the extent any of the foregoing is found in a final judgment by a court of competent jurisdiction to have arisen solely from such Lender's gross negligence or wilful misconduct; and (iii) assert no claim against First Chicago or the Lenders or any other Indemnified Persons seeking consequential damages on any theory of liability in connection in any way with the transaction which is the subject of this Commitment Letter or any multiple roles which First Chicago assumes. The obligations described in this paragraph are independent of all other obligations of Borrower hereunder and under the Loan Documents, shall survive the expiration, revocation or termination of this Commitment Letter, and shall be payable whether or not the financing transactions contemplated by this Commitment Letter shall close.
First Chicago's obligations under this Commitment Letter are enforceable solely by the party signing this Commitment Letter and may not be relied upon by any other person. For purposes of enforcing this indemnity, Borrower irrevocably submits to the non-exclusive jurisdiction of any court in which a claim arising out of or relating to the services provided under this Commitment Letter is properly brought against First Chicago or the Lenders and irrevocably waive any objection as to venue or inconvenient forum. IF THIS COMMITMENT LETTER, THE TERM SHEET, THE AGENT FEE LETTER, OR ANY ACT, OMISSION OR EVENT DESCRIBED IN THIS PARAGRAPH BECOMES THE SUBJECT OF A DISPUTE, THE BORROWER AND FIRST CHICAGO EACH HEREBY WAIVE TRIAL BY JURY. Borrower agrees not to settle any claim, litigation or proceeding relating to this transaction (whether or not First Chicago is a party thereto) unless such settlement releases all Indemnified Persons from any and all liability in respect of such transaction.


                                      - 2 -
     First Chicago's Commitment hereunder is separate and distinct from First Chicago's undertaking to act as Borrower's placement agent for the Privately Placed Senior Debt. The Borrower has directed First Chicago that those personnel working on the Commitment hereunder and those personnel working on the private placement should share the Borrower's confidential information with each other and generally work together on this transaction. Borrower acknowledges and consents to First Chicago's acting in these multiple roles. Borrower understands that the personnel working on the private placement will not be representing First Chicago as agent bank under this Commitment and cannot bind First Chicago in that capacity.

     This commitment is subject to (i) the preparation, execution, and delivery of a mutually acceptable credit agreement ("Credit Agreement") and other loan documents (collectively, the "Loan Documents") incorporating, without limitation, substantially the terms and the conditions outlined herein and in the Term Sheet; and (ii) First Chicago's determination that (a) there is an absence of a material adverse change in the business, condition (financial or otherwise), operations, performance, properties, or prospects of the Borrower or any of its material subsidiaries from December 31, 1994; and (b) there is an absence of any material adverse change prior to closing in primary and secondary loan syndication markets or capital markets generally.

     First Chicago will manage all aspects of the syndication, including, without limitation, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of the fees discussed herein among the Lenders. Upon First Chicago's acceptance of any such commitment from a Lender, First Chicago shall be relieved of its commitment to fund such amount. To assist First Chicago in its syndication efforts, Borrower shall (a) provide and to cause its advisors to provide First Chicago upon request with all information deemed reasonably necessary by it to complete successfully the syndication, including, without limitation, all information and projections prepared by Borrower or on Borrower's behalf relating to the transactions contemplated hereby; (b) cause the management of the Borrower to actively participate in, both the preparation of an information package regarding the operations and prospects of the Borrower and the presentation of the information to prospective Lenders; (c) not to make any statement publicly about the Commitment or the Facilities which might negatively affect First Chicago's and Lenders' ability to syndicate the Facilities; and (d) assist, if First Chicago so requests, restructuring in a manner mutually acceptable to First Chicago and the Borrower, of the terms and conditions of the Facilities if, in First Chicago's judgment, any portion of the syndication shall have been unsuccessful.

     After the Borrower has publicly announced the transaction, the Borrower authorizes First Chicago to answer inquiries from the media with respect to the Facilities and to issue press releases with respect to the Facilities. The foregoing authorization shall remain in effect unless the Borrower notifies First Chicago in writing that such authorization is revoked.

     Please indicate your acceptance of this commitment in the space indicated below and return a copy of this Commitment Letter so executed to First Chicago. This commitment will expire at 5 p.m. Wednesday, August 2, 1995, unless on or prior to such time First Chicago shall have received a copy of this Letter executed by the Borrower. Notwithstanding timely acceptance of the commitment pursuant to the preceding sentence, the commitment will automatically terminate unless definitive Loan Documents are executed on or before November 30, 1995. By its acceptance hereof, the Borrower agrees to pay First Chicago the fees described in the fee letter ("Fee Letter") of even date herewith.

     By its acceptance hereof, Borrower hereby authorizes First Chicago, at First Chicago's sole expense but without any prior approval by Borrower, to publish such tombstones and give such other publicity to the Facilities as First

                                      - 3 -
Chicago may from time to time determine in its sole discretion.

     By accepting delivery of this Commitment Letter, the Fee Letter and the Term Sheet, Borrower hereby agrees that, prior to executing this Commitment Letter, Borrower will not disclose either expressly or impliedly, without First Chicago's consent, to any person any of the terms of this Commitment Letter, the Fee Letter or Term Sheet, or the fact that this Commitment Letter, the Fee Letter or Term Sheet or the financing proposal represented thereby exists except that Borrower may disclose any of the foregoing to any employee, financial advisor (but not to any commercial lender) or attorney of Borrower to whom, in each case, it is necessary to disclose such information so long as any such employee, advisor or attorney is directed to observe this confidentiality obligation. Upon Borrower's execution of this Commitment Letter, Borrower may make public disclosure of the existence and the amount of the commitment; and Borrower may file a copy of the Commitment Letter, or make such other disclosures if such disclosure is, in the opinion of Borrower's counsel, required by law. If Borrower does not accept this commitment, Borrower is to immediately return this Commitment Letter, the Fee Letter and the Term Sheet (and all copies of the foregoing) to First Chicago.

     This Commitment Letter and Term Sheet supersede any and all prior versions thereof. This Commitment Letter shall be governed by the internal laws of the State of Illinois, and may only be amended by a writing signed by both parties.

                            THE FIRST NATIONAL BANK OF CHICAGO


                            By: /s/ Nathan L. Bloch
                            Title: Vice President


Accepted and agreed:


BOTI ACQUISITION CORP. ("Borrower")


By: /s/ John B. Adams
Title: Treasurer
Date: July 27, 1995







                                      - 4 -



                                   TERM SHEET
                        ACQUISITION OF BIG O TIRES, INC.
                                  July 24, 1995


     This Term Sheet is delivered with a Commitment Letter of even date herewith. Capitalized terms herein shall have the meaning set forth in the Commitment Letter.


                                 THE FACILITIES

Borrower:      BOTI Acquisition Corp., (an Acquisition Corporation), and after the Merger, the Company.

Amount: $40 million (the "Aggregate Commitment") comprised of loans under the Facilities described below.

Agent: The First National Bank of Chicago (maximum commitment is $40 million).

Lenders: A group of lenders to be determined (collectively, together with the Agent in its capacity as lender, the "Lenders").

Documentation: The Facilities will be evidenced by a Credit Agreement, notes, security agreements and other Loan Documents mutually satisfactory to the Borrower and the Lenders.

Syndication
Management:    The Agent will manage all aspects of the syndication including, without limitation, the timing of offers to potential Lenders, the amounts offered to potential Lenders, and the acceptance of commitments, and the compensation provided, all as set forth in the Commitment Letter.

                             Facility A:  Term Loan

Amount:        $20 million.

Purpose: To provide funds for the purchase of Company, pursuant to the Acquisition, for payment of expenses incurred in connection with the Acquisition, and for Borrower to provide a loan of up to $5.5 million to the Company's ESOP (the "ESOP Loan") in connection with the Acquisition.

Maturity:      Sixth anniversary of closing.


Amortization:  Quarterly installments of principal amounts per annum as follows:

                                        Aggregate Amount
                    Year                      Each Year

                    1                   $2,000,000
                    2                   $3,000,000
                    3                   $3,000,000
                    4                   $4,000,000
                    5                   $4,000,000
                    6                   $4,000,000

                          Facility B:  Revolving Credit

                                      - 5 -
Amount:        $20 million (the "Facility 'B' Commitment").

Purpose: To provide funds for the working capital needs of the Company and its Subsidiaries with a sublimit (to be determined) for letters of credit.

Maturity:      Sixth anniversary of closing.


                                      FEES

                    The Borrower will pay the following fees:

Commitment
Fee: A commitment fee of 1/2% per annum on the average daily unborrowed portion of Facility "B" Commitment payable quarterly in arrears to the Lenders (including the Agent) ratably from the Closing Date until termination of Facility "B" Commitment.

Agent and
Other Fees:    Such fees payable to the Agent as are specified in the fee letter between the Agent and the Borrower.

L/C Fees:      Customary.


                          MISCELLANEOUS FACILITY TERMS

Borrowing
Base: The aggregate outstanding amount of loans under Facility B shall not at any time exceed the Borrowing Base. The borrowing base will be substantially the same as the terms of the existing Revolving Credit Agreement dated as of January 23, 1995 among Big O Tires, Inc. and The First National Bank of Chicago.

Allocation;
Ratable
Share: The Agent shall, in its sole discretion, allocate the commitments received from the various lenders.


                                 INTEREST RATES

                                   Facility A

                    At the Company's option:

                    ABR plus 1.75% per annum
                    Eurodollar Rate plus 3.0% per annum

                                   Facility B

                    At the Company's option:

                    ABR plus 1.75% per annum
                    Eurodollar Rate plus 3.0% per annum

                    "ABR" means the Alternate Base Rate and is the larger of CBR, or the federal funds rate plus 1/2% per annum.

                    "CBR" means the corporate base rate of interest announced by

                                      - 6 -
                    the Agent from time to time, changing when and as said corporate base rate changes.

                    "Eurodollar Rate" means the rate offered by the Agent in the London interbank market for deposits in the amount of, and for a maturity corresponding to, the Agent's portion of the loan, as adjusted for maximum statutory reserves.

                    Eurodollar Rate interest periods shall be one, two, three or six months. Interest shall be payable in arrears on the last day of each interest period and, in the case of an interest period longer than three months, quarterly, and upon any prepayment. Interest and fees will be computed for actual days elapsed on a 360-day year basis.

                    The Credit Agreement will include customary provisions relating to yield protection, availability and capital adequacy. After default, the interest rate will be equal to the ABR plus 4% per annum.

                    The Eurodollar Rate will not be made available, at the Agent's sole option, for the first 90 days following the initial funding of the loans.

                    ABR advances will be in a minimum amount of $100,000, and in multiples of $50,000 in excess thereof. Eurodollar advances will be in a minimum amount of $1,000,000, and in multiples of $100,000 in excess thereof.


                 COLLATERAL, GUARANTIES OR OTHER CREDIT SUPPORT

     Each of the Facilities will be secured by a first perfected security interest in all of the Company's assets and, through secured guaranties, in all of the subsidiaries' assets, except that the Facilities will not be secured by any of the following: (i) liens in the Las Vegas, Nevada and Boise, Idaho distribution centers to be granted to the holders of the Privately Placed Senior Debt; (ii) liens in the New Albany, Indiana distribution center granted to National City Bank; (iii) liens granted by Big O Development, Inc. in certain retail stores; and (iv) liens granted by Big O Retail Enterprises, Inc. in certain equipment to Colonial Pacific Leasing. The collateral will secure interest rate swaps or hedge obligations owing to any Lender.


                                   PREPAYMENTS

Mandatory
Prepayments:
Sale of Assets:     Upon the sale, transfer or other disposition of any assets
                    (other than the sale of inventory in the ordinary course of business), to the extent permitted by the Lenders, the Company shall make a mandatory prepayment in an amount equal to 100% of the net proceeds realized from any such sale, transfer or other disposition of Facility A until paid in full, then to reduce commitments under Facility B to $0.

Mandatory
Prepayments:

                                      - 7 -
Excess Cash Flow:   Upon delivery of its audited financial statements in each
                    year commencing with the fiscal year ending December 31, 1995, the Company shall make a mandatory prepayment in an amount equal to 100% of the Excess Cash Flow, if positive, for the most recently ended fiscal year, of Facility A until paid in full, then to reduce commitments under Facility B to $0. Excess Cash Flow shall be defined in the Credit
                    Agreement.

Mandatory
Prepayment:
Sale of Equity:     Upon the sale of any common stock, preferred stock, warrant or other equity, the Company shall make a mandatory prepayment of 100% of the proceeds thereof of Facility A until paid in full, then to reduce commitments under Facility B to $0.

Voluntary
Prepayments:        Facility A may be prepaid in whole or in part without
                    premium on 1 day's notice, provided that such payments will be in amounts of at least $500,000, and the Facility B
                    Commitment may be permanently reduced without premium on 1 day's notice, provided such payments will be in an amount of at least $500,000.

Allocation
of Prepayments:     All mandatory prepayments shall be applied to the principal installments of Facility A in the inverse order of maturity.
                    All voluntary prepayments shall be applied pro rata over the remainder of the Facility.


                              CONDITIONS OF LENDING

     The Loan Documents shall be in form and substance acceptable to the Lenders. The Credit Agreement shall include, without limitation, conditions precedent, representations and warranties, covenants, events of default, indemnification and other provisions customary for such financings.


                              CONDITIONS PRECEDENT

     Usual conditions to each loan (including absence of default or unmatured default, lack of material adverse change from the Company's financial condition and operations as reflected in the Borrower's consolidated pro forma financial statements as of March 31, 1995 previously delivered to the Agent). Additional conditions precedent to initial loan will include without limitation those set forth below.

Initial
Funding:       Initial funding shall occur no later than November 30, 1995.

Approval:      Evidence satisfactory to the Agent and the Required Lenders (to be defined in the Credit Agreement) that the Company's and Acquisition Sub's respective directors and shareholders shall have approved the Acquisition; and all regulatory and legal approvals for the Acquisition shall have been obtained.


                                      - 8 -
Litigation:    Absence of injunction or temporary restraining order which, in the judgment of the Agent or the Required Lenders would prohibit the making of the loans or the consummation of the Acquisition;
               and absence of litigation which would reasonably be expected to result in a material adverse effect on the Borrower and its subsidiaries.

Due Diligence: Satisfactory results of due diligence investigation of the
               Company and its Subsidiaries (including without limitation contingent liabilities (e.g., environmental, retiree medical benefits, ERISA, etc.) and contractual obligations. All financial, accounting, and tax aspects of the acquisition must be acceptable.

Total
Consideration: The amounts and forms of the consideration paid in the
               Acquisition shall be acceptable to the Required Lenders.

Merger
Agreement:     The Merger Agreement shall contain terms and conditions which are acceptable to the Required Lenders (including without limitation the consideration to be paid in the Acquisition), the representations and warranties in the Merger Agreement shall be accurate as of the date of the Acquisition closing and the conditions therein shall have been satisfied and Required Lenders must have received an opinion of counsel satisfactory to Required
               Lenders as to the enforceability of the Merger Agreement and its compliance with all applicable law.

Equity: The Borrower shall receive the Equity (described in the Commitment Letter).

ESOP Loan:     The terms of the ESOP Loan from Borrower to the ESOP shall be upon terms and conditions acceptable to the Required Lenders.

Subordinated
Debt: The Borrower shall have received proceeds of New Subordinated Debt in an amount equal to at least $10 million, and the Existing Subordinated Debt shall be amended, in each case, upon the terms set forth in the Commitment Letter.

Privately Placed
Senior Debt:   The Borrower shall have received proceeds of the Privately Placed
               Senior Debt in an amount equal to at least $10 million upon the terms set forth in the Commitment Letter.



Financial
Statements:    The Agent and the Required Lenders shall have received (i) pro forma opening financial statements giving effect to the Acquisition which must not be materially less favorable, in the Agents' and Required Lenders' reasonable judgment, than the projections previously provided to them and which must demonstrate, in their reasonable judgment, together with all other information then available to the Agent and Required
               Lenders, that the Borrower and its subsidiaries can repay their debts and satisfy their respective other obligations as and when

                                      - 9 -
               due, and can comply with the financial covenants acceptable to the Agent and Required Lenders, and (ii) such information as the Agent and the Required Lenders may reasonably request to confirm the tax, legal and business assumptions made in such pro forma financial statements.

Fairness
Opinion: Receipt of copy of any fairness opinion from the Company's investment banker addressed to the Company's board of directors, relating to the terms of the Acquisition.

Valuation:     The Agent and the Required Lenders shall have received Opinions of value, solvency and other appropriate factual information and advice in form and substance satisfactory to them and from a source or sources acceptable to them supporting the conclusions that after giving effect to the Acquisition, the Borrower is solvent and will be solvent subsequent to incurring the indebtedness in connection with the Acquisition, will be able to pay its debts and liabilities as they become due and will not be left with unreasonably small capital with which to engage in its businesses.

Environment:   If requested by the Required Lenders, an environmental review report, satisfactory in form and substance to the Required
               Lenders, from an environmental review firm acceptable to the Required Lenders, as to any environmental hazards or liabilities and with the Borrower's plans with respect thereto.

Existing
Facilities:    Prepayment of all obligations under existing First Chicago loan facilities (other than those under the Facilities).

Legal: All legal (including tax implications) and regulatory matters shall be satisfactory to the Required Lenders.

Collateral:    Liens creating a first priority security interest in the
               Collateral shall have been perfected.

Regulations:   Compliance with all applicable requirements of Regulations U, G,
               T and X of the Board of Governors of the Federal Reserve System.

No Default;
No MAC:        No default or unmatured default shall exist on the funding date and no material adverse change in the business, condition
               (financial or otherwise), operations, performance, properties or prospects of the Borrower or any obligor or guarantor since
               December 31, 1994, shall have occurred.
Interest
Rate
Protection:    The Agent may require the Borrower to enter into interest rate swap and hedge agreements or other agreements which effectively limit the amount of interest that the Borrower must pay on notional amounts of the lender financing to be agreed upon.

Customary
Documents:     Receipt of other customary closing documentation, including, without limitation, legal opinions of the Borrower's counsel, acceptable to the Agent.

                                    COVENANTS

Covenants:     The Credit Agreement will contain customary covenants, including, without limitation, restrictions (subject to exceptions, as appropriate, to be negotiated) on the following:

                         -liens and encumbrances
                         -dividends and retirement of stock
                         -guarantees
                         -sale and leaseback transactions
                         -sale of assets
                         -consolidations and mergers
                         -investments and acquisitions
                         -capital expenditures
                         -loans and advances
                         -indebtedness and additional indebtedness
                         -compliance with pension, environmental and
                           other laws
                         -operating leases
                         -transactions with affiliates
                         -changes in line of business
                         -hedging of interest rates
                           (e.g., with swaps, caps)
                         -prepayment of other debt
                         -permit inspection of records and assets
                         -other

Financial
Covenants:     The Credit Agreement will contain financial covenants containing limitations to be negotiated, including, without limitation, covenants pertaining to:

                         -minimum net worth
                         -interest coverage
                         -leverage ratio
                         -fixed charge coverage
                         -cash flow coverage


                                 REPRESENTATIONS
                                 AND WARRANTIES

     Usual representations and warranties in connection with each loan shall be included in the Credit Agreement, including but not limited to absence of material adverse change, absence of material litigation, absence of default or unmatured default, representations regarding environmental issues, priority of the Lender's liens, compliance with all material requirements of law and contracts, and compliance with Regulations G, U, T and X.


                                    DEFAULTS

     Customary events of default, including, without limitation, cross default to occurrence of a default (whether or not resulting in acceleration) under any other agreement governing indebtedness of the Company or any of its subsidiaries and change of control.


                         ASSIGNMENTS AND PARTICIPATIONS

     Each Lender may, in its sole discretion, sell participations and may, in a manner acceptable to Agent, sell assignments in the loans and in its commitment and disclose information to prospective participants and assignees, and share, at its option, any fees with such participants and assignees. The assignor shall pay an assignment fee (each an "Assignment Fee") of $5,000 to First Chicago upon any assignment by a Lender of its rights and obligations under the Credit Facilities (including, but not limited to, an assignment by a Lender to another Lender).


                                      OTHER

     This commitment is governed by the law of the State of Illinois. This term sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the financing contemplated hereby. The commitment of the Agent and the other Lenders is subject to negotiation and execution of definitive Loan Documents in form and substance satisfactory to the Agent and the other Lenders and their respective counsel. In addition, the organizational structure of the Company after the Acquisition, the form and structure of the Acquisition and the financial, legal, accounting, tax and all other aspects of the Acquisition shall be satisfactory to the Agent and the other Lenders and their respective counsel.